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12061695

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KC Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1423 NW Ilwaco Court
(No. and Street)

Camas	WA	98607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Callahan (785) 309-2534
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Callahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KC Brokerage Services, LLC, as of March 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA HOLLIMAN
Notary Public - State of Kansas
My Appt. Expires 1/24/2014

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KC BROKERAGE SERVICES, LLC

TABLE OF CONTENTS
As of and for the Years Ended March 31, 2012 and 2011



Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Member
KC Brokerage Services, LLC
Camas, Washington

We have audited the accompanying statements of financial condition of KC Brokerage Services, LLC (a limited liability company) as of March 31, 2012 and 2011, and the related statements of operations, member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KC Brokerage Services, LLC as of March 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information on page 8 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
May 24, 2012



KC BROKERAGE SERVICES, LLC

STATEMENTS OF FINANCIAL CONDITION
As of March 31, 2012 and 2011

ASSETS

	2012	2011
CASH	$ 214,074	$ 80,607
COMMISSIONS RECEIVABLE	19,594	9,552
RELATED PARTY RECEIVABLE	-	3,841
DEPOSIT	805	911
TOTAL ASSETS	$ 234,473	$ 94,911

LIABILITIES AND MEMBER'S EQUITY

	2012	2011
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 13,300	$ 13,535
FORGIVABLE NOTE PAYABLE	122,078	-
Total Liabilities	135,378	13,535
MEMBER'S EQUITY	99,095	81,376
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 234,473	$ 94,911

See accompanying notes to financial statements.

KC BROKERAGE SERVICES, LLC

STATEMENTS OF OPERATIONS
For the Years Ended March 31, 2012 and 2011

	2012	2011
REVENUES	$ 345,708	$ 383,141
OPERATING EXPENSES	74,269	74,506
Operating Income	271,439	308,635
OTHER EXPENSE	(620)	-
NET INCOME	$ 270,819	$ 308,635

See accompanying notes to financial statements.

KC BROKERAGE SERVICES, LLC

STATEMENTS OF MEMBER'S EQUITY
For the Years Ended March 31, 2012 and 2011

BALANCE, March 31, 2010	$ 89,541
Distributions to member	(316,800)
2011 net income	308,635
BALANCE, March 31, 2011	81,376
Distributions to member	(253,100)
2012 net income	270,819
BALANCE, March 31, 2012	$ 99,095

See accompanying notes to financial statements.

KC BROKERAGE SERVICES, LLC

STATEMENTS OF CASH FLOWS
For the Years Ended March 31, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 270,819	$ 308,635
Adjustments to reconcile net income to net cash flows from operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	(10,042)	5,357
Related party receivable	3,841	(529)
Deposit	106	(315)
Accounts payable and accrued expenses	(235)	2,077
Net Cash Flows from Operating Activities	264,489	315,225
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from forgivable note payable	122,078	-
Distributions to member	(253,100)	(316,800)
Net Cash Flows from Financing Activities	(131,022)	(316,800)
Net Change in Cash	133,467	(1,575)
CASH - Beginning of Year	80,607	82,182
CASH - END OF YEAR	$ 214,074	$ 80,607

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

KC Brokerage Services, LLC (the Company) was organized as a limited liability company in Kansas on March 28, 2000. The Company became a registered broker dealer under the Securities Exchange Act of 1934 on March 20, 2001 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company is a wholly-owned subsidiary of Kennedy and Coe Wealth Management, LLC (Kennedy and Coe Wealth Management).

Cash

The Company maintains its cash in financial institutions. Balances, at times, may exceed federally insured limits.

Commissions Receivable

Commissions receivable are unsecured and no allowance for doubtful accounts is considered necessary by management at March 31, 2012 and 2011.

Revenue Recognition and Related Expenses

Commission income and expenses are recorded on a trade-date basis. Commission income from merger and acquisition transactions is recognized at the time of closing.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2008. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Forgivable Note Payable

On October 14, 2011, the Company entered into a forgivable note payable with Securities America Financial Corporation (SAFC) for $122,078. The note is collateralized by future commissions and other compensation due to the Company from SAFC and certain of its affiliates. A portion of the principal of the note will be forgiven in four (4) increments as of October 14, 2012, October 14, 2013, October 14, 2014, and October 14, 2015, provided the Company and its affiliates KC Investment Advisors, LLC and KC Insurance Agency, LLC, meet revenue targets and other terms as set forth in the promissory note. Interest on the outstanding principal is imputed by the Company and calculated at the mid-term IRS Applicable Rate (1.08% at March 31, 2012). The imputed interest at March 31, 2012, is $663 and is part of accounts payable and accrued expenses on the statements of financial condition.

NOTE 3 - Related Party Transactions

The Company has an affiliate agreement with Kennedy and Coe, LLC, the parent of Kennedy and Coe Wealth Management, to pay $2,000 per month to lease office space, furnishings and equipment and to pay an hourly rate for the use of Kennedy and Coe, LLC employees for accounting and marketing services.

Shared expenses were $46,113 and $49,105 for the years ended March 31, 2012 and 2011. The balance due to Kennedy and Coe, LLC is $10,247 and $3,184 at March 31, 2012 and 2011, and is included in accounts payable and accrued expenses on the statements of financial condition. The Company will pay the following expenses directly: audit and legal fees, bank charges and federal and state registration fees. The balance due to Kennedy and Coe Wealth Management is $1,780 at March 31, 2012, is due on demand and non-interest bearing. The balance due from Kennedy and Coe Wealth Management was $3,841 at March 31, 2011, is due on demand and non-interest bearing.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At March 31, 2012 and 2011, the Company had net capital of $98,290 and $76,624 which was $89,265 and $71,624 in excess of its required net capital of $9,030 and $5,000. The Company's net capital ratio was 1.38 to 1 and .18 to 1 at March 31, 2012 and 2011.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's amended March 31, 2012 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 5 - Subsequent Events

The Company has evaluated subsequent events occurring through May 24, 2012, which is the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.



SUPPLEMENTAL INFORMATION

KC BROKERAGE SERVICES, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2012

COMPUTATION OF NET CAPITAL

Total member's equity	$ 99,095
Non-allowable assets:	
Deposit	805
Total non-allowable assets	805
Net capital before haircuts on securities positions	98,290
Haircuts on securities positions	-
Net capital	$ 98,290

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 135,378

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 9,025
Excess net capital at 1,500 percent	$ 89,265
Excess net capital at 1,000 percent	$ 84,752
Ratio: Aggregate indebtedness to net capital	1.38 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's amended Part II FOCUS report Form X-17a-5 (unaudited) as of March 31, 2012	$ 98,290
Net audit adjustment	-
Net capital per above	$ 98,290



Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Governors and Member
KC Brokerage Services, LLC
Camas, Washington

In planning and performing our audit of the financial statements of KC Brokerage Services, LLC (the Company), as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


an independent member of
BAKER TILLY
INTERNATIONAL

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. Due to the small size of the Company's accounting department, the Company has a lack of segregation of duties. We consider this item to be a *significant deficiency* as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
May 24, 2012

KC BROKERAGE SERVICES, LLC

Camas, Washington

FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and for the Years Ended March 31, 2012 and 2011